                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25
                                                        SEC File Number: 0-29490
                                                         CUSIP Number: 420123101

(Check One): [x] Form 10-K  [ ] Form 20-F   [ ] Form 11-K
             [ ] Form 10-Q  [ ] Form N-SAR

For Period Ended: December 31, 1998
                  -----------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

Hawker Pacific Aerospace
--------------------------------------------------------------------------------
Full Name of Registrant

Hawker Pacific, Inc.
--------------------------------------------------------------------------------
Former Name if Applicable

11240 Sherman Way
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Sun Valley, California 91352-4942
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]   (b)  The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and


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[x]   (c)  The accountant's statement or other exhibit required by Rule
           12b-24(c) has been attached if applicable.

PART III - NARRATIVE

Registrant's Annual Report on Form 10-K could not be timely filed without unreasonable effort as a result of three events that occurred during March 1999:
(i) a new chief financial officer was appointed; (ii) the computer which stored 10-K data malfunctioned, rendering much relevant and necessary information unavailable; and (iii) certain audit issues were not resolved and a final determination of 1998 results of operations was not completed until the fourth week of March.

These three reasons caused the final preparation of the Annual Report to be unavoidably delayed, and our independent accountants were not able to furnish the required opinion prior to March 31, 1999. Registrant has, however, issued an earning release on March 25, 1999, reporting on fourth quarter and fiscal year 1998 results of operations. On March 26, 1999, Registrant also conducted a quarterly teleconference call for interested stakeholders which provided additional detail on the Company's financial and operating results.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Philip M. Panzera               (818) 765-6201
     ----------------------------------------------------------
          (Name)               (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identify reports(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
     [x] Yes  [ ] No

Registrant's results of operations for fiscal year 1998 changed significantly from the prior year principally as a result of Registrant's purchase of the British Airways repair facility on February 4, 1998. The acquisition and development of this United Kingdom subsidiary further increased revenue gains recorded by Registrant's other operations.

The gross margin percentage for the year decreased primarily as a result of increased labor, material and overhead costs in the United Kingdom subsidiary, as compared with the prior year which included only Sun Valley results. Gross margin was also adversely affected by transitional restructuring costs in the UK, and a fourth quarter increase to inventory reserves.

Registrant recorded several other material charges during the fourth quarter, and posted a significant loss for the fiscal year. For additional detail, please refer to the following Condensed Consolidated Statement of Income.

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                           HAWKER PACIFIC AEROSPACE
                  CONDENSED CONSOLIDATED STATEMENT OF INCOME
          (Dollars in thousands, except share and per share amounts)


                                                    For the three months              For the twelve months
                                                     ended December 31,                ended December 31,
                                                   -----------------------           ------------------------
                                                     1998           1997                1998           1997
                                                   --------       --------            --------       --------
Revenue                                            $17,618         $10,982            $65,151         $41,042
Cost of revenue                                     17,283           8,347             55,059          31,430
                                                   -------        --------            --------       --------
Gross profit                                           335          $2,635             10,092           9,612

Operating expenses                                   3,401           1,779              9,358           5,897
                                                   -------        --------            --------       --------
Operating income (loss)                             (3,066)            856                734           3,715

Interest expense, net                                1,141             615              3,493           2,428
Other expenses                                         241              43                241              32
                                                   -------        --------            --------       --------
Income (loss) before income tax
  and extraordinary item                            (4,448)            198             (3,000)          1,255

Income tax expense (benefit)                        (1,425)             75             (1,402)            467
                                                   -------        --------            --------       --------
Income (loss) before extraordinary item             (3,023)            123             (1,598)            788

Refinancing expense, net of tax                        600               -                600               -
                                                   -------        --------            --------       --------
Net income (loss)                                  ($3,622)           $123            ($2,198)           $788
                                                   =======        ========            ========       ========

Weighted average common shares                   5,822,222       3,217,167          5,622,770       3,145,079

Earnings per share, basic and diluted               ($0.62)          $0.04             ($0.39)          $0.25


                           HAWKER PACIFIC AEROSPACE
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 1999                             By:     /s/Philip M. Panzera
                                                       ------------------------
                                                       Vice President
                                                       Chief Financial Officer

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[LETTERHEAD OF ERNST & YOUNG LLP]







March 31, 1999

Mr. Phil Panzera
Chief Financial Officer
Hawker Pacific Aerospace
11240 Sherman Way
Sun Valley, CA 91352-4942

Dear Mr. Panzera:

This letter is to confirm to you that our firm is not prepared today to issue our audit opinion on your December 31, 1998 financial statements, as required in the Company's Form 10-K. We therefore believe you should file a Form 12b-25 with the Securities and Exchange Commission.




                                        ERNST & YOUNG LLP

                                        by:  James R. Peters
                                             Partner